     As filed with the Securities and Exchange Commission on March 20, 2000

                                                    Registration No. 333-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                           WCA SHILOH LANDFILL, L.L.C.
                 (Name of small business issuer in its charter)

       DELAWARE                          4953                     76-0616242
(STATE OR JURISDICTION OF          (PRIMARY STANDARD           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)    IDENTIFICATION
                                                                       NUMBER)


  ONE RIVERWAY, SUITE 14                            223 ROCK QUARRY ROAD
    HOUSTON, TEXAS 77056                   TRAVELERS REST, SOUTH CAROLINA 29690
      (713) 572-3800
(ADDRESS AND TELEPHONE NUMBER OF       (ADDRESS OF PRINCIPAL PLACE OF BUSINESS
PRINCIPAL EXECUTIVE OFFICES)            OR INTENDED PRINCIPAL PLACE OF BUSINESS)

                        J. EDWARD MENGER, GENERAL COUNSEL
                       WASTE CORPORATION OF AMERICA, INC.
                            ONE RIVERWAY, SUITE 1400
                              HOUSTON, TEXAS 77056
                                 (713) 572-3800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                ----------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

                                ----------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
                                                 -------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
                          ------------------------------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
                           -----------------------------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                          DOLLAR                      PROPOSED
    TITLE OF EACH CLASS OF             AMOUNT TO BE               MAXIMUM OFFERING            AMOUNT OF
 SECURITIES TO BE REGISTERED            REGISTERED                 PRICE PER UNIT          REGISTRATION FEE
Senior Secured Bonds                    $5,000,000                     $5,000                     $1,320

                                ----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

 Disclosure alternative used (check one):  Alternative 1   ; Alternative 2  x
                                                        ---                ---

               THIS PRELIMINARY PROSPECTUS IS DATED MARCH 20, 2000

                              SUBJECT TO COMPLETION

                                   PROSPECTUS

                           WCA SHILOH LANDFILL, L.L.C.

                      A Delaware Limited Liability Company
                            One Riverway, Suite 1400
                              Houston, Texas 77056

                         $5,000,000 SENIOR SECURED BONDS

                                 $5,000 per bond

                                ----------------

                    SEE "BONDHOLDERS' RISKS" AT PAGE 2 FOR A
                 DISCUSSION OF CERTAIN FACTORS WHICH YOU SHOULD
                     CONSIDER BEFORE INVESTING IN THE BONDS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BONDS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE BONDS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     Interest on the bonds is payable semi-annually on each April 1 and October 1 commencing October 1, 2000. The bonds are issuable as fully registered bonds without coupons in denominations of $5,000 or integral multiples of $5,000.



                                PRICE TO PUBLIC(1)     DISCOUNTS AND COMMISSIONS(2)       PROCEEDS TO ISSUER(3)
    PER BOND                         $                       $                                  $
    TOTAL                            $                       $                                  $

---------------

(1)  Plus accrued interest from April 1, 2000 of $____________.

(2) The bonds are being offered by the underwriter on a firm underwriting basis. WCA Shiloh has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as described at page 24 under the heading "Plan of Distribution." There are no formal arrangements or agreements with any other broker or dealer for the placement of the bonds.

(3)  Before deducting estimated offering expenses of $________________.

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER
                THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                     THIS PROSPECTUS IS DATED APRIL     ,2000.
                                                   -----

                            BLOUNT PARRISH & COMPANY
                                  INCORPORATED

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form SB-1 to register the bonds offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement. As allowed by the Securities and Exchange Commission's rules, though, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

     As a result of the offering of bonds made by this prospectus, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, statements or other information filed by WCA Shiloh at the Securities and Exchange Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices of the Securities and Exchange Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. WCA Shiloh's filings are also available to the public from commercial document retrieval services and at the internet website maintained by the Securities and Exchange Commission at http:www.sec.gov.

               PRIVATE SECURITIES LITIGATION REFORM ACT DISCLOSURE

     Certain forward-looking information are contained in this prospectus in reliance upon the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as set forth in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans and objectives concerning our future financial and operating performance. Such forward-looking information is subject to assumptions and beliefs based on current information known by us and factors that are subject to uncertainties, risks and other influences which are outside our control and could yield actual results differing materially from those anticipated.

                      DEALER PROSPECTUS DELIVERY OBLIGATION

     Until ________, 2000, all dealers, if any, effecting transactions in the bonds, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     The information set forth below should be read in conjunction with and is qualified in its entirety by the information and financial statements included elsewhere in this prospectus.

WCA SHILOH AND PARENT COMPANY

     WCA Shiloh is a member-managed Delaware limited liability company. It is wholly-owned by Waste Corporation of America, Inc., which is sometimes referred to as WCA.

     WCA Shiloh's sole facility is the Shiloh construction and demolition, or C&D, landfill. The landfill and related operating equipment are located north of Greenville, South Carolina about a mile northeast of the town of Travelers Rest. Our operating office near the landfill is located at 223 Rock Quarry Road, Travelers Rest, South Carolina 29690.

     Our headquarters are located at One Riverway, Suite 1400, Houston, Texas 77056. Our telephone number is 713-572-3800.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

                                 (IN THOUSANDS)


                                                                 PREDECESSOR                     WCA SHILOH
                                                             ---------------------         ------------------------

                                                                For the Period                 For the Period
                                                               January 1, 1999                September 1, 1999
                                                                   through                         through
                                                               August 31, 1999                December 31, 1999
                                                             ---------------------         ------------------------
STATEMENT OF OPERATIONS DATA:
    Revenue                                                  $               521           $                 384
    Cost of services                                                         224                              92
    Depreciation and amortization                                             40                              45
                                                             ---------------------         ------------------------
    Operating income                                                         257                             247
    Interest expense                                                          44                             161
                                                             ---------------------         ------------------------
    Income before income taxes                                               213                              86
    Provision for income taxes                                                --                              21
                                                             ---------------------         ------------------------
    Net income                                               $               213           $                  65
                                                             =====================         ========================

OTHER DATA:

    Net cash provided by operating activities                $               218           $                 186
    Net cash used by investing activities                                    (28)                         (4,226)
    Net cash provided (used) by financing activities                        (199)                          4,086
    EBITDA                                                                   297                             292
    EBITDA margin                                                             57%                             76%



BALANCE SHEET DATA:                                                                           AS OF DECEMBER 31, 1999
    Cash                                                                                   ----------------------------
    Working capital (deficit)                                                              $                  46
    Property and equipment, net                                                                              (88)
    Total assets                                                                                           4,292
    Long-term debt, net of current maturities                                                              4,454
    Total member's equity                                                                                  4,053
                                                                                                             151

                               BONDHOLDERS' RISKS

You should carefully consider the following risk factors, in addition to the other information in this prospectus prior to making an investment decision on the bonds.

     WCA Shiloh's financial success depends on the continued financial viability of the Shiloh landfill. Many of the bondholders' risks set forth below relate to general business risks associated with ownership and operation of a construction and demolition debris landfill.

     LIFE OF LANDFILL. The bonds are scheduled to mature on April 1, 2020, and are subject to mandatory redemption by sinking fund from April 1, 2001 through April 1, 2020. At the Shiloh landfill's rate of accepting waste during the fourth quarter of 1999, and assuming it continues to receive a relatively high proportion of compact, heavy waste (e.g., dirt, concrete and rocks), the landfill will have available airspace under its existing permit throughout the life of the bonds. However, if the rate of accepting waste is immediately increased to a level equal to the annual volume cap, the landfill will have depleted its available airspace under its existing permit in the year 2011. As a result, unless the landfill's permit is amended to allow for expanded operations, it could be filled and closed prior to the scheduled maturity of the bonds.

     PERMITTING. The future expansion of the Shiloh landfill depends upon our ability to obtain appropriate permits (and modifications of existing permits) from governmental entities, including the South Carolina Department of Health and Environmental Control. During the second quarter of this year we plan to submit an application to amend our operating permit. If granted, the expansion permit would increase our permitted capacity by approximately 75%. We consider pursuing landfill expansion permits to be an ongoing and more-or-less routine part of the landfill business. We know of no reason why WCA Shiloh would not obtain this expansion permit so long as it remains in compliance with various regulatory requirements. However, as we discuss below, the South Carolina Department of Health and Environmental Control, our permitting agency, has proposed new regulations governing the granting of new and expansion landfill permits. For this reason and others, we cannot be sure that we will in fact be able to obtain the expansion permit we will apply for. At current disposal (or "tipping") fees, if we are not able to expand the existing permitted area of the landfill, we will not be able to repay the bonds in full.

     The South Carolina Department of Health and Environmental Control is attempting to amend its regulation governing its granting of original permits and expansion permits for solid waste disposal facilities (including C&D landfills). Under the proposed rules, no permit to construct a new solid waste disposal facility or to expand an existing solid waste disposal facility will be issued until the applicant has demonstrated to the Department a need for the new or expanded facilities, taking into account waste generated in the jurisdiction subject to a county or regional solid waste management plan adopted under applicable South Carolina law. The proposed amendment further provides that where there are at least two commercial disposal facilities under separate ownership within the planning area that meet the disposal needs for the area, no new disposal capacity will be permitted. The proposed regulation also provides that with regard to demonstration-of-need, any solid waste disposal facility existing on the effective date of the regulation that exhausts its capacity will be allowed to apply to the Department for a permit to either construct a new solid waste disposal facility at the existing landfill's authorized annual rate of disposal, or expand the volume of the existing landfill.

     The proposed regulation has been discussed at a public hearing conducted on February 10, 2000. The proposed regulation is currently before the legislature, which has the power to amend or modify it prior to approval. As a result, we are not in a position to predict whether the proposed regulation will be adopted in its current form or any other form, or what its impact on our operations will be if it is adopted.

     The currently proposed regulation is similar to regulations in effect in other jurisdictions that have not significantly impaired our ability to receive expansion permits for C&D landfills. In fact, since the proposed regulation may limit the establishment of new landfills, it might have the effect of restricting competition in our market area. However, we cannot be sure that the proposed regulation, in whatever form it may be adopted, will not interfere with our ability to obtain future expansion permits.

     RISKS INHERENT IN BUSINESS. WCA Shiloh is subject to all of the risks inherent in the ownership and operation of a construction and demolition landfill, including, among other things, dependence on the level of construction activity in the Greenville-Spartanburg, South Carolina market area, competition, uncertainties as to our ability to obtain expansion permits to extend the capacity and operating life of the Shiloh landfill, and limited access to capital that may be needed for future expansions. For example, the economy of our Greenville-Spartanburg market has been strong during the life of the Shiloh landfill to date, and construction and demolition activity in the area has been steady. Any significant decrease in construction activity would likely result in decreased rates of utilization of our landfill and decreased average tipping fees for wastes that are disposed of at the landfill. For these reasons and others, there can be no assurance that WCA Shiloh will have sufficient cash to repay the bonds through maturity.

     COMPETITION. WCA Shiloh operates within the highly competitive waste disposal industry. We face competition from several national waste disposal companies and numerous regional and local entities of various sizes and competitive resources (see "The Shiloh Landfill--Competition"). Several of these competitors are larger and have substantially greater financial and other resources than WCA Shiloh and are well entrenched in the Greenville-Spartanburg, South Carolina market. WCA Shiloh also competes with counties and municipalities that maintain their own waste collection or disposal operations. These counties and municipalities may have financial advantages through their access to tax revenue and their ability to mandate the disposal of waste collected within the jurisdiction at the municipal facility. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration and other waste reduction programs which could reduce the volume of waste disposed in landfills.

     ENVIRONMENTAL RISKS AND REGULATIONS. WCA Shiloh is subject to extensive and evolving environmental laws and regulations. These regulations are administered by the Environmental Protection Agency (the "EPA") and various other federal, state and local environmental, zoning, health and safety agencies, many of which periodically examine WCA Shiloh's operations to monitor compliance with applicable laws and regulations. Our management believes there will be continued change in regulation and legislation related to the waste management industry, and WCA Shiloh will attempt to anticipate such future regulatory requirements to ensure compliance.

     Our landfill operation subjects us to operational, monitoring, site maintenance, closure and post-closure obligations that could give rise to increased costs for monitoring and corrective measures. Government authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil or criminal penalties in case of violations. The landfill has not been subjected to fines or been closed, temporarily or permanently, by regulatory authorities.

     Our operation is subject to regulation, principally under the following federal statutes, along with analogous state statutes:

          The Federal Water Pollution Control Act of 1972 ("Clean Water Act"). The Clean Water Act established rules regulating the discharge of pollutants into waters of the United States from a variety of sources, potentially including waste disposal sites. For example, if leachate, stormwater runoff, or other water from our landfill may be discharged into surface waters, the Clean Water Act would, in many instances, require us to obtain discharge permits, conduct periodic sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges.

          Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("Superfund" or "CERCLA"). CERCLA addresses problems created by the release or threatened release of hazardous substances into the environment. CERCLA can impose retroactive, strict, joint, and several liability on the present or former owners or operators of facilities that release hazardous substances into the environment. Waste generators and transporters also can be strictly liable. These persons may be liable for site investigation costs, site cleanup costs and natural resource damages, even if the original conduct giving rise to liability was in compliance with all then-existing laws and regulations. The costs of a CERCLA cleanup can be substantial. Liability under CERCLA is not dependent upon the existence or disposal of hazardous wastes and many of the sites on the EPA National Priorities List of Superfund sites are municipal solid waste disposal facilities. It is possible that we might in the future be exposed to claims regarding liability under CERCLA. South Carolina has a superfund program similar to CERCLA that gives rise to many of the obligations and liability concerns discussed above.

          In this regard, the site on which the Shiloh Landfill is now permitted and located was previously identified for a site assessment under CERCLA after approximately 300 drums of waste materials were found on the site in 1977, when the site was an abandoned quarry being used as a shooting range. The South Carolina Department of Health and Environmental Control ultimately conducted a site inspection, and issued a report on December 30, 1996. According to the report, the drums had contained "unidentified hazardous materials," and were removed in about 1977. The report stated that several polyaromatic hydrocarbons were detected in the surface soils on the site, but found that the hydrocarbons probably came not from the drums but from the many vehicles that drove to the site while it was being used as a shooting range. The report further stated that "[i]t is unlikely for on-site surface soils to currently be contaminated from the drum disposal activities since the drums were removed 9 [sic] years ago and new soils were added. No contamination attributable to the site or above health based benchmarks was detected in the ground water or sediment samples." Based on the Department's report, the Environmental Protection Agency issued its remedial site assessment decision on January 16, 1997. The EPA decision found that no further remedial action was planned for the site. The rationale for the decision was that the site inspection report indicated contamination might not have been attributable to the drums stored on the site, that the contamination had not migrated and that there were few targets for contamination in the area. In 1998, subsequent to the EPA's decision of no further remedial action planned, the South Carolina Department of Health and Environmental Control issued the permit to operate a C&D landfill on this site. Based on the site inspection report and the remedial site assessment decision of the EPA, we have no reason to believe that any further action will be taken with respect to this matter. However, if further action is required, the Company could incur significant costs that could materially impact our ability to repay the bonds.

          The Clean Air Act. The Clean Air Act provides for federal, state and local regulation of emissions of air pollutants into the atmosphere. Programs established under certain Clean Air Act amendments will likely subject solid waste disposal facilities to new reporting and operational requirements.

          Other State and Local Legislation. South Carolina and Greenville County have laws and regulations governing waste disposal, air pollution, and the design, operation, maintenance and closure of waste management facilities.

          As set forth in greater detail above under the heading "Bondholders' Risks - Permitting," the South Carolina Department of Health and Environmental Control has proposed a new solid waste regulation regarding demonstration-of-need for new and expansions of existing solid waste facilities, including construction and demolition debris facilities. As discussed above, we cannot predict whether the proposed regulation will be adopted in its current form or any other form, or what impact it might have on our future operations if adopted.

          In addition to costly and restrictive regulations, there are a number of other factors that could result in higher disposal facility operating costs and possibly decreased demand for disposal facilities. These factors include not only the increasing public opposition to the siting and operation of disposal facilities, but also increased efforts (including legislation) to reduce the volume of waste and the dependence on landfilling for disposal by promoting waste minimization, incineration, composting and recycling. Several states have enacted laws that will require counties to adopt comprehensive plans to reduce, through waste planning, composting and recycling or other programs, the volume of solid waste deposited in landfills within the next few years. A number of states have taken or propose to take steps to ban the landfilling of certain wastes, including yard wastes. We cannot predict whether any of these types of regulatory initiatives will be instituted in the future by South Carolina, Greenville County or any other local government in a way that will affect our operation of the Shiloh landfill.

          Legislative Initiatives. The continuing public awareness of and interest in solid waste disposal, the siting of waste facilities, and the protection of the environment frequently lead to federal state and local legislative initiatives that could affect our operations. The prospects for any legislative proposal are inherently uncertain and we cannot accurately predict how our business or operations may be affected by the adoption of new laws.

          In recent years, some states and localities have instituted waste "flow control" requirements, under which specified solid waste collected in a jurisdiction is required to be delivered to a governmentally-designated facility. In response to some of those enactments, the United States Supreme Court and several lower federal courts have ruled that certain flow control ordinances violated the Interstate Commerce Clause of the U.S. Constitution. The U.S. Constitution grants the Congress the power to authorize certain otherwise unconstitutional state and local actions affecting interstate commerce, and Congress has been considering legislation that would exempt some or all flow control requirements from Constitutional invalidity.

          Some states have also adopted or considered legislation to ban, restrict or impose special taxes on waste imported from outside the state. The U.S. Supreme Court has struck down some such measures as unconstitutional discrimination against interstate commerce, as have several lower federal courts. In response to these court decisions, bills have been introduced in Congress in the past several years to enable states to ban, restrict or differentially tax out-of-state waste.

          We cannot predict whether Congress will pass legislation permitting flow control or restrictions on the interstate movement of waste, or the content of any such bills that may ultimately become law.

     OPERATING RISKS AND POSSIBLE INSUFFICIENCY OF INSURANCE. Our business exposes us to various risks, including potentially substantial claims for damage to property, injuries to persons, negligence and professional errors or omissions in the planning or performing of its services. WCA maintains $2 million of aggregate general liability insurance, limited to $1 million for each occurrence, and an additional $9 million of excess umbrella liability coverage on all of its operations, including the operations of WCA Shiloh and WCA's other subsidiaries. Under WCA's insurance policies there are various exclusions, which our management believes to be customary in the industry. Accordingly, there can be no assurance that any liabilities that we may incur will be covered by WCA's insurance or that the dollar amount of liabilities will not exceed applicable policy limits.

     POSSIBLE INSUFFICIENCY OF ENVIRONMENTAL IMPAIRMENT LIABILITY INSURANCE. We are subject to potential liability for any environmental damage our facilities may cause, particularly as a result of water or soil contamination. WCA Shiloh and its parent company, WCA, currently maintain environmental impairment liability insurance of $1,000,000 for each loss and $5,000,000 for all losses. In the event of environmental losses, our financial condition and results of operations could be materially and adversely affected.

     FUTURE LANDFILL COSTS AND COMMITMENTS. In the future, we will also have material financial obligations relating to closure and post-closure costs for the Shiloh landfill or any other disposal facility we may own or operate. At this time we cannot determine the precise amount of these future costs. We will provide accruals based on engineering estimates as the available airspace is utilized. Our estimates of total future liabilities are subject to change as they are based on economic conditions, operational results, and regulations in effect when the estimates are made, as well as a combination of internal and external engineering specifications that have not yet been approved by the appropriate regulatory authorities. In addition, WCA Shiloh is required from time-to-time to obtain financial assurance security for performance, closure and post-closure obligations, a portion of which may be funded with cash deposits or other collateral. As of December 31, 1999, we have provided a letter of credit in the amount of $30,000 to the state regulatory authority to collateralize our obligation.

     LACK OF LENGTHY OPERATING HISTORY. WCA Shiloh is a recently formed entity. While it and its parent company, WCA, have executives with substantial experience in the waste management business, WCA Shiloh and WCA themselves have limited operating histories. The Shiloh landfill was opened in October 1998, and was acquired by WCA Shiloh in September 1999.

     LIMITED MARKETABILITY OF THE BONDS. There is currently no market for the bonds and there is no assurance that Blount Parrish or other brokers and/or dealers of securities will maintain a secondary market for the bonds.

                                 USE OF PROCEEDS

     After paying expenses of the offering, WCA Shiloh will use a portion of the proceeds of the offering for general operating expenses and working capital needs. The balance of the proceeds will be paid to our parent corporation, WCA, to repay a loan made by WCA to fund our acquisition of the Shiloh landfill. The loan, which was in the original principal amount of $4,000,000, is evidenced by a promissory note, bears interest at an annual rate of 12%, and is payable on the earlier to occur of (a) the closing date of any refinancing transaction with regard to the note or (b) September 1, 2002. We expect we will be able to pay the WCA loan and accrued interest in full with proceeds from the offering.


                             MARKET AREA INFORMATION

     The Shiloh landfill is located approximately one mile northeast of the town of Travelers Rest in an unincorporated area of Greenville County, South Carolina. In general terms, we consider the primary market area of the Shiloh landfill to be Greenville County; the secondary and tertiary markets will generally be confined to the Greenville-Spartanburg-Anderson Metropolitan Statistical Area (which we refer to as the "MSA"). The population of Greenville County and the MSA (which includes Greenville County) for 1990 and 1998 are as follows:


                                    1998           1990         POPULATION GROWTH      PERCENT GROWTH

         MSA                      918,351        830,539             87,812                10.6%
         Greenville County        353,845        320,167             33,678                10.5%

         ----------------------
         Source:  United States Department of Commerce; U.S. Census Bureau

     The population growth shown in the table above has generally coincided with significant economic growth in the region. Major employers in the County include Michelin North America, KEMET Electronics, General Electric Company, Hitachi Electronic Devices, Clemson University, Lockheed Martin, Bausch & Lomb and others. The success of the operations of the Shiloh landfill is dependent on continued construction and demolition activities in its market area, of which there can be no assurance. For further information regarding the landfill's dependence on construction activity in the market area, see the discussions under the headings "Risk Factors" and "The Shiloh Landfill" herein.



                         DETERMINATION OF OFFERING PRICE

     The bonds will be sold by WCA Shiloh to Blount Parrish at a discount from their par value. The public offering price of the bonds and the amount of the underwriter's discount will be determined by WCA Shiloh and Blount Parrish by negotiation. Blount Parish may sell all or any part of the bonds to certain dealers at a price that represents a concession not in excess of ___% of the par value of the bonds.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of WCA Shiloh at December 31, 1999 and the capitalization of WCA Shiloh at December 31, 1999, as adjusted. This table should be read in conjunction with our financial statements and notes, which are included elsewhere in this prospectus.

     For purposes of this table, the "As Adjusted" column gives effect to the issuance of bonds offered in this prospectus, at an assumed amount of $5.0 million, excluding underwriting discount, and assumes the distribution of bond proceeds to repay debt to our parent, WCA, at an assumed amount of $4.0 million.


                                                                                      DECEMBER 31, 1999

                                                                                        (IN THOUSANDS)

                                                                               ACTUAL                 AS ADJUSTED
                                                                          ------------------       ------------------
Current portion of long-term obligations                                  $               24       $               24
                                                                          ------------------       ------------------
Long-term obligations, net:
     Bonds                                                                                --                    5,000
     WCA                                                                               4,000                       --
     Other                                                                                53                       53
                                                                          ------------------       ------------------
     Total long-term obligations                                                       4,053                    5,053
                                                                          ------------------       ------------------
Member's equity:
     Member's equity, net of distributions                                                86                       86
     Retained earnings                                                                    65                       65
                                                                          ------------------       ------------------
         Total member's equity                                                           151                      151
                                                                                                   ------------------
                                                                          ------------------
Total capitalization                                                      $            4,228       $            5,228
                                                                          ==================       ==================

                          SUMMARY FINANCIAL INFORMATION

     The following table presents summary statements of operations and financial data of WCA Shiloh and our predecessor for the periods indicated. Also included is balance sheet data of WCA Shiloh as of December 31, 1999. The financial data for the periods ended December 31, 1998, August 31, 1999 and December 31, 1999 have been derived from the audited financial statements included elsewhere in this prospectus.

     You should read the summary financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," WCA Shiloh's financial statements and notes thereto included elsewhere in this prospectus.


                                                                   PREDECESSOR                       SUCCESSOR
                                                      ---------------------------------------    -------------------

                                                                             (IN THOUSANDS)

                                                        FOR THE PERIOD          FOR THE             FOR THE PERIOD
                                                       FROM INCEPTION TO         PERIOD               SEPTEMBER 1,
                                                         DECEMBER 31,           JANUARY 1,              1999  TO
                                                            1998                 1999 TO               DECEMBER 31,
                                                                                AUGUST 31,                1999
                                                                                  1999
                                                      -------------------    ----------------    -------------------
OTHER DATA:
     Net cash provided (used) by operating activities              $  (90)               218                  186
     Net cash used by investing activities                           (370)               (28)              (4,226)
     Net cash provided (used) by financing activities                 557               (199)               4,086
     EBITDA                                                            (3)               297                  292
     EBITDA margin                                                     --                 57%                  76%


                                                           AS OF DECEMBER 31, 1999
                                                           ------------------------
BALANCE SHEET DATA:

     Cash                                                              $    46
     Working capital (deficit)                                             (88)
     Property and equipment, net                                         4,292
     Total assets                                                        4,454
     Long-term debt, net of current maturities                           4,053
     Total member's equity                                                 151

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     WCA Shiloh is a single-member limited liability company formed during 1999 for the purpose of acquiring the Shiloh landfill, a construction and demolition debris, or C&D, landfill located near Travelers Rest, South Carolina. Our acquisition was completed effective September 1, 1999. As a result of the completion of this acquisition, we are engaged in the processing and disposal of construction and demolition debris primarily serving the Greenville-Spartanburg, South Carolina markets. Our strategy includes the continued marketing and development of the Shiloh landfill.

RESULTS OF OPERATIONS

     The landfill was permitted by a predecessor company in the summer of 1998 and subsequently opened October 19, 1998. Accordingly, operating results for 1998 are for slightly more than two months of activity. The landfill was permitted, constructed, opened and operated by previous owners from inception through August 31, 1999 (predecessor periods), at which time we acquired the landfill and operated it through December 31, 1999 (successor period). Due to the limited operating history and the change in ownership, the following analysis is based on converting the related results for the period from inception to December 31, 1998, the eight months ended August 31, 1999, and the four months ended December 31, 1999, to an annualized basis.

     On an annualized basis, revenue for the period ended December 31, 1998 was approximately $252,000 compared to $782,000 for the period ended August 31, 1999 and $1,152,000 for the period ended December 31, 1999. From inception through September 1999 monthly revenue generally increased. These increases were directly attributed to increased volumes from third-party haulers as they became more aware of the availability of our landfill. Revenue leveled off as the winter months approached due to seasonal slow downs in construction and demolition activity. Although there can be no assurances, we expect revenue to continue to increase as we implement the strategy of marketing the landfill.

     On an annualized basis, cost of services for the period ended December 31, 1998 was approximately $270,000 compared to $336,000 for the period ended August 31, 1999 and $276,000 for the period ended December 31, 1999. As a percentage of annualized revenue, cost of services was 107%, 43% and 24%, respectively, for such periods. Operating costs for a C&D landfill are relatively fixed and we expect continued increases in revenue to be accomplished without proportional increases in cost of services.

CURRENT OFFERING

     We are offering $5,000,000 of registered bonds. The bonds will mature on April 1, 2020, unless their maturity is accelerated to an earlier date. The bonds will bear interest at an annual rate of ____% and interest will be paid semiannually on each April 1 and October 1. After paying expenses of this offering, a portion of the proceeds will be available for general operating expenses and working capital needs. The balance of the proceeds will be paid to our parent, WCA, to repay debt and accrued interest which was incurred in acquiring the Shiloh landfill. We expect we will be able to pay the loan and accrued interest in full.

LIQUIDITY AND CAPITAL RESOURCES

     Since WCA Shiloh's formation, our primary use of cash has been for the approximate $4.0 million purchase of the Shiloh landfill. This purchase was funded by a loan from our parent company, WCA. As stated above, we intend to use a significant portion of the proceeds related to this bond offering to repay our parent company for the loan it made in connection with our acquisition of the Shiloh landfill.

     At December 31, 1999, we had current assets of $162,000 and current liabilities of $250,000, representing a working capital deficit of $88,000 which includes accrued interest of $160,000 due to our parent. However, for the four-month period ended December 31, 1999, during which we operated the landfill, cash flow from operating activities was $186,000, or $558,000 on an annualized basis. We believe proceeds from the related bond offering and cash generated from operations will be sufficient to fund any current obligations from existing indebtedness.

     We are pursuing additional waste streams for our landfill. Additional volumes at competitive market prices would substantially enhance our results and cash flow as a substantial amount of the landfill operating costs are fixed in nature and will, therefore, not increase proportionately as volumes and revenue increase.

     New competitors can always enter a market place. With landfills, the cost of entry can be significant in both cash and time requirements. The successful permitting and construction of a new C&D landfill in the Greenville-Spartanburg, South Carolina market could have an adverse impact on our operating results and liquidity. In this regard, one of our competitors, Republic Waste, has applied for a permit to operate a C&D landfill in nearby Union County, approximately 70 miles from our landfill site.

     Routine capital expenditure requirements for the existing operations include equipment purchases, landfill construction and permit expansion. We currently estimate approximately $250,000 will be required for these expenditures during 2000 and expect to fund these requirements with cash generated from operations and the proceeds of this offering. If volume disposed in the landfill increases significantly, the estimate of cash requirements may increase due to timing considerations of future landfill construction. If sufficient funds are not available, we plan to restrict our capital expenditures to an amount available for such purposes.

     Under the agreement to purchase the Shiloh landfill, we are obligated to pay the seller additional consideration in the amount of $500,000 if our permit is expanded by a minimum of 740,000 cubic yards of airspace. The consideration is payable to the seller in cash, a WCA convertible note or some combination of cash and convertible note at the seller's discretion. We currently have a permit expansion application in process, but have not yet submitted it. If the application is granted for the full amount of airspace requested, our obligation to make the additional $500,000 payment will be triggered. In this event, we expect to fund the additional purchase price payment with a combination of cash generated from operations, long-term financing or an additional loan or investment from our parent.

     We consider permit expansions to be a normal part of our business. At this time we know of no reason why we would not receive the permit expansion. Nevertheless, there can be no assurance that we will, in fact, receive all or any portion of the additional airspace we have applied for, either in connection with our pending application or any possible future application.

     The South Carolina Department of Health and Environmental Control is attempting to amend its regulation governing its granting of original permits and expansion permits for solid waste disposal facilities (including C&D landfills). Under the proposed rules, no permit to construct a new solid waste disposal facility or to expand an existing solid waste disposal facility will be issued until the applicant has demonstrated to the Department a need for the new or expanded facilities, taking into account waste generated in the jurisdiction subject to a county or regional solid waste management plan adopted under applicable South Carolina law. The proposed amendment further provides that where there are at least two commercial disposal facilities under separate ownership within the planning area that meet the disposal needs for the area, no new disposal capacity will be permitted. The proposed regulation also provides that with regard to demonstration-of-need, any solid waste disposal facility existing on the effective date of the regulation that exhausts its capacity will be allowed to apply to the Department for a permit to either construct a new solid waste disposal facility at the existing landfill's authorized annual rate of disposal, or expand the volume of the existing landfill.

     The proposed regulation has been discussed at a public hearing conducted on February 10, 2000. Currently, the proposed regulation is before the legislature which has the power to amend or modify it prior to approval. As a result, we are not in a position to predict whether the proposed regulation will be adopted in its current form or any other form, or what its impact on our operations will be if it is adopted.

     The currently proposed regulation is similar to regulations in effect in other jurisdictions that have not significantly impaired our ability to receive expansion permits for C&D landfills. In fact, since the proposed regulation may limit the establishment of new landfills, it might have the effect of restricting competition in our market area. However, we cannot be sure that the proposed regulation, in whatever form it may be adopted, will not interfere with our ability to obtain future expansion permits.

     In the future, we will have financial obligations relating to closure, and possibly post-closure, costs for the Shiloh landfill or any other disposal facility we may own or operate. Although we cannot determine the precise amount of these future costs, the Shiloh landfill does not currently require post-closure monitoring and the majority of the closure activity occurs as part of regular operations. As of December 31, 1999, we have provided a letter of credit in the amount of $30,000 to the state regulatory authority to collateralize our obligation. We will provide accruals based on engineering estimates as the available airspace is utilized. However, at this time we estimate the aggregate accrual required upon closure of the facility to be less than $50,000. Our estimates are subject to change as they are based on current economic conditions, operational results, and regulations in effect from time to time.

SEASONALITY

     We expect our operating results to fluctuate due to seasonality. Typically, revenue in the second and third calendar quarters is higher than in the first and fourth quarters due to decreased construction and demolition activity during the winter months. However, although revenue fluctuates, we believe our operating costs will remain relatively level throughout the year. Consequently, we expect income before taxes also to be higher during the second and third calendar quarters of the year.

                               THE SHILOH LANDFILL

GENERAL

     Our sole operating facility is the Shiloh landfill located north of Greenville, South Carolina in an unincorporated area of Greenville County about a mile northeast of the town of Travelers Rest.

     The landfill is located on an 85.12 acre tract, of which approximately 20 acres are within the area covered by WCA Shiloh's current landfill permit issued by the South Carolina Department of Health and Environmental Control. The permit allows WCA Shiloh to accept construction and demolition (sometimes referred to as "C&D") debris for disposal at the site. This category of waste materials includes lumber, bricks and blocks, hardened concrete, plaster and drywall, shingles and roofing materials, pipes, floor and wall materials, rocks, tree stumps, brush and limbs and other non-hazardous materials commonly cleared from construction sites. It may also receive shredded tires and some other waste materials not necessarily generated by construction activities. However, most of the waste materials accepted by the Shiloh landfill are generated in connection with demolition of old structures and clearing of land for new construction. Accordingly, the level of business at the Shiloh landfill and competing C&D landfills is dependent on the level of construction and demolition activity in their respective market areas.

     The Shiloh landfill is not authorized by its permit to accept so-called "municipal solid waste," which is the type of waste typically generated by residential households and businesses such as restaurants and retail establishments.

     The Shiloh landfill was originally owned and operated by Eastman Brown Holdings LLC, which obtained the first landfill operating permit for the site. We acquired the landfill and its permit from Eastman Brown in September 1999.

VOLUME AND REVENUES

     Since the opening of the Shiloh landfill by Eastman Brown in October 1998 the volume of waste accepted for disposal at the facility has increased. In the calendar quarter ended December 31, 1999, the landfill accepted approximately 184 tons of C&D waste per day, or a total of 13,158 tons for the quarter, and received revenue of $270,000 for the quarter. On an annualized basis at this rate the landfill would process approximately 53,000 tons of C&D waste during a year of operations, and at a tipping fee of approximately $20.50 per ton would generate approximately $1,100,000 in annual revenue. The landfill's operating permit allows for the maximum disposal of 100,000 tons on an annualized basis. As of December 31, 1999, the remaining airspace available under the existing permit is estimated to be in excess of 1.2 million tons.

CUSTOMERS

     Most of our customers are hauling companies that for a fee provide "roll-off" containers at construction sites and dispose of the C&D waste once the container is full or the construction is complete. Since the hauler is responsible for disposing of the debris, it selects the landfill to which the debris will be sent, based on cost (i.e., "tipping" fees), logistics and other factors. Although landfills typically publish a gate rate tipping fee for small quantities of waste, haulers of more significant volumes generally negotiate a lower fee based on the volume of business they bring to the landfill. Consistent with this industry practice, we offer discounted tipping fees to large volume haulers. We do this on a negotiated basis, and do not typically have long-term written contracts either guaranteeing a discounted tipping fee for a specified period or, on the other hand, requiring the hauler to dispose of specified volumes of waste at the Shiloh landfill. Eastman Brown had three major customers that made up 29%, 13%, and 11% of revenue, respectively, for the eight month period ended August 31, 1999. We had four major customers that made up 20%, 10%, 10% and 10% of revenue, respectively, for the four months ended December 31, 1999.

COMPETITION

     There are five C&D landfills, including the Shiloh landfill, operating within the area around the cities of Greenville and Spartanburg that comprise the Shiloh landfill's principal market area. Three of these landfills have permits that allow them to accept municipal solid waste as well as C&D debris. The competing landfills are owned and operated by large companies such as Waste Management and Allied Waste, a small local operator and

Greenville County. In addition, Republic Waste has applied for a permit for a combined municipal solid waste and C&D landfill in nearby Union County, South Carolina.

     Most C&D debris is bulky and heavy, and significant hauling costs are incurred in transporting it lengthy distances from the construction site to the C&D landfill. For this reason, most C&D debris is hauled to landfills within a relatively short distance of the construction site. A landfill operator can, however, compete to receive business from more distant sites by lowering the tipping fees charged to haulers bringing in debris from sites farther away.

EMPLOYEES

     WCA Shiloh currently has 6 employees, all of whom are engaged in the operation of the Shiloh landfill.

                            SUMMARY OF OPERATING DATA

     Pro forma and projected statements of operations for the years ending December 31, 1999, and 2000 are set forth below. The pro forma statement of operations simply combines our operating results for the period September 1, 1999 through December 31, 1999 to Eastman Brown's operating results for the period January 1, 1999 through August 31, 1999. The projected statement assumes, among other matters, revenues at a level slightly higher than that achieved during the last quarter of 1999, on an annualized basis, and costs at approximately the same rate as experienced during such quarter.




                                                                        YEAR ENDED
                                         --------------------------------------------------------------------------
                                              DECEMBER 31, 1999 (PRO FORMA)          DECEMBER 31, 2000 (PROJECTED)
                                         -------------------------------------   ----------------------------------
REVENUE:
     Volume (tons per day)                                    148                                      175
     Average tipping fee per ton                         $  21.38                               $    22.58
     Operating days                                           286                                      286
         TOTAL REVENUE                                   $905,000                               $1,130,000

COST OF SERVICES:
     Salaries and wages                                   183,000                                  197,000
     Other operating expenses                             117,000                                  175,000
                                                         --------                               ----------
         TOTAL COST OF OPERATIONs                         300,000                                  372,000

EBITDA                                                   $605,000                               $  758,000(1)
                                                         ========                               ==========

-----------------------

(1) Excludes $350,000 of estimated costs and expenses incurred in connection with the issuance of the bonds and $_______ accrued interest on such bonds. Also excludes the effect of financing the $500,000 payment that will be due to our predecessor, Eastman Brown, if our permit expansion application is granted this year. The above costs would not ordinarily be taken into account in calculating EBITDA in any event.

                            DESCRIPTION OF THE BONDS


GENERAL

     The bonds dated April 1, 2000 will mature on April 1, 2020, unless their maturity is accelerated to an earlier date. Interest on the bonds will be paid semiannually on each April 1 and October 1 beginning October 1, 2000, and will be computed on the basis of a 360-day year of twelve 30-day months. The bonds will bear interest from their date at an annual rate of ______%.

     The bonds are fully registered bonds without coupons issued in denominations of $5,000 or any integral multiple thereof. Exchanges and transfers will be made without charge to the owners other than for taxes or governmental charges required in connection with the exchange or transfer.

     Principal (and premium, if any) on the bonds will be payable at the principal corporate trust office of the trustee. Interest on the bonds will be payable by check or draft mailed to the persons in whose names they are registered at the close of business on the June 15 or December 15 before the interest payment date (the "record date"), or, at the option of any registered owner of not less than $500,000 principal amount of the bonds, by wire transfer to any address in the continental United States on the applicable interest payment date to such owner as of the applicable record date if such owner provides the trustee with written notice of such wire transfer address at least 15 days prior to such record date, which notice may provide that it will remain in effect with respect to subsequent interest payment dates unless and until changed or revoked by subsequent notice.

NATURE OF WCA SHILOH'S OBLIGATION; SECURITY FOR THE BONDS

     The bonds are general obligations of WCA Shiloh. Our obligations with regard to the bonds are not subordinated to any other currently outstanding debt of WCA Shiloh. In order to secure payment of the bonds, the indenture grants to the trustee a security interest in all revenue of WCA Shiloh derived from its ownership and operation of the landfill, including commercial tipping fees and accounts receivable, as well as its real property and certain other assets related to the Shiloh landfill. In addition, our parent company, WCA, has pledged all of the ownership interest in WCA Shiloh (i.e., its "member's" interest) to the trustee as security for the bonds.

     To the extent provided in the indenture, the trustee has a prior claim on certain amounts for the payment of its reasonable fees and expenses and for the repayment of advances made by it to effect performance of certain covenants in the indenture.

     Our parent Company, WCA, has not guaranteed the bonds, and has no liability in connection with the bonds other than its possible loss of its member's interest in WCA Shiloh as a result of its pledge.

REDEMPTION PRIOR TO MATURITY

     Mandatory Sinking Fund Redemption of the Bonds. The Bonds are subject to mandatory redemption pursuant to mandatory sinking fund requirements, at a redemption price of 100 percent of the principal amount redeemed plus interest accrued to the redemption date, beginning on April 1, 2001, in the following principal amount in the years specified:




                  YEAR OF
                  REDEMPTION ON                                     PRINCIPAL AMOUNT
                  APRIL 1,                                          TO BE REDEEMED*
                  -------------                                     ----------------
                  2001                                               $      50,000
                  2002                                                      55,000
                  2003                                                      65,000
                  2004                                                      75,000
                  2005                                                      85,000
                  2006                                                     100,000
                  2007                                                     115,000
                  2008                                                     130,000
                  2009                                                     150,000
                  2010                                                     170,000
                  2011                                                     200,000
                  2012                                                     225,000
                  2013                                                     260,000
                  2014                                                     300,000
                  2015                                                     345,000
                  2016                                                     395,000
                  2017                                                     455,000
                  2018                                                     525,000
                  2019                                                     605,000

--------------------------
* Preliminary, subject to change.

If retired only by mandatory sinking fund redemption prior to their stated maturity, there would remain $695,000 in principal amount of the bonds due April 1, 2020, to be paid at maturity.

     Extraordinary Optional Redemption Without Premium. The bonds are subject to redemption in whole, but not in part, on any date at a redemption price equal to the aggregate principal amount of the bonds plus accrued interest to the redemption date, without premium, if WCA Shiloh chooses to redeem the bonds upon the occurrence of either of the following events:

     (a) The Shiloh landfill is damaged or destroyed (i) to such extent that it cannot reasonably be restored within a period of six months to its condition immediately before such damage or destruction, or (ii) to such extent that WCA Shiloh is prevented from carrying on its normal operations at the landfill for a period of six months;

     (b) Title to, or the temporary use of, all or a substantial part of the landfill is taken under the power of eminent domain by any governmental authority, or any other person or entity acting under governmental authority,
(i) to such extent that the landfill cannot reasonably be restored within a period of six months to a condition of usefulness comparable to that existing before the taking, or (ii) if such taking results in WCA Shiloh's being prevented from carrying on its normal operations at the landfill for a period of six months.

     Optional Redemption. The bonds are subject to optional redemption, in whole or in part on any date on or after April 1, 200_, at the election of WCA Shiloh, at the applicable redemption price (expressed as a percentage of outstanding principal amount) shown below plus accrued interest to the redemption date:



                            REDEMPTION DATES
                            (DATES INCLUSIVE)                           REDEMPTION PRICES

                  April 1, 200_ through March 31, 200_                        ___%
                  April 1, 200_ through March 31, 200_                        ___%
                  April 1, 200_ and thereafter                                100%

     Notice and Effect of Redemption. At least 30 days and not more than 45 days before any redemption date, the trustee will send to the bondholders a notice of the call for redemption identifying each bond to be redeemed in whole or in part of a bond, and specifying the redemption date and the redemption price. The notice will also state that interest on the bond will cease to accrue from and after the redemption date. The notice will be sent by registered or certified mail to the owner of each bond to be redeemed at the address shown on the trustee's registration books. Failure to give notice to the owner of any bond, or any defect in notice, will not affect the redemption of any other bonds for which proper notice is given. If less than all of the bonds are called for redemption, the portion of the bonds to be redeemed will be selected in the manner the trustee determines.

     On the date designated for redemption, any bond (or portion of a bond) called for redemption will become due and payable (unless notice of redemption is made conditional upon the timely deposit of required funds) and, provided that sufficient funds for the payment of the redemption price thereof are then on deposit with the trustee, interest will cease to accrue on the bonds (or portions of bonds) called for redemption.

PAYING AGENT AND REGISTRAR

     Regions Bank, Montgomery, Alabama is trustee under the indenture and also has been appointed paying agent and registrar. The corporate trust office of the trustee for presentment of bonds for payment is in Montgomery, Alabama.

                                  THE INDENTURE

     The following, in addition to information provided elsewhere in this prospectus, summarizes provisions of the indenture. You should refer to the indenture itself for more complete information.

PLEDGE AND SECURITY

     Pursuant to the indenture, all of WCA Shiloh's revenues derived from its ownership and operation of the landfill, including commercial tipping fees and accounts receivable, as well as its real property and certain other assets related to the Shiloh landfill are assigned and pledged to the trustee to secure the payment of the bonds.

     To the extent provided in the indenture, the trustee has a prior claim on certain amounts for the payment of its reasonable fees and expenses and for the repayment of advances made by it to effect performance of certain covenants in the indenture.

     Additionally, our corporate parent, WCA, has pledged all of the membership interests in WCA Shiloh to the trustee to secure payment of the bonds.

PAYMENTS TO WCA

     Under the indenture, WCA Shiloh is permitted to make payments to its parent, WCA, or any other affiliated companies, whether as dividends, distributions or otherwise, as long as it is making all payments required to be made by it to the trustee under the indenture and it is not otherwise in default under the indenture at the time it makes the payment. Under these provisions, as set forth above, we expect that a substantial part of the proceeds of this offering will be paid to our parent corporation, WCA, to repay accrued interest and the loan made by it to fund our acquisition of the Shiloh landfill.

NON-PRESENTMENT OF BONDS

     If any bond is not presented for payment when it becomes due, either at maturity or at the date fixed for redemption or otherwise, if funds sufficient to pay such bond have been deposited with the trustees, all liability of WCA Shiloh for the payment of such bond will cease. The trustee shall hold such funds, without liability for interest, for the benefit of the owner of such bond. Such funds will be held in a separate and segregated fund and will not be invested. Any money so deposited with and held by the trustee not so applied to the payment of such bond within two years after the final maturity or final payment of the bonds shall at WCA Shiloh's direction, be paid by the trustee to WCA Shiloh. Thereafter, bondholders shall be entitled to look only to WCA Shiloh for payment, but only to the extent of the amount so repaid to WCA Shiloh. WCA Shiloh will not be liable for any interest on the bonds after it has made the required deposit, and it will not be regarded as a trustee of any funds it receives back from the trustee.

     The provisions described above are subject to all applicable escheat laws.

DEFAULTS AND REMEDIES

     The indenture defines each of the following events as an "event of default":

                    (a) payment of any interest on any bond is not made when
               due, and the failure to make such payment is not cured within two
               (2) business days after notice;

                    (b) payment of the principal of or any premium on any bond is not made when due and, whether at stated maturity, by redemption, acceleration or otherwise, the failure to make such payment is not cured within two (2) business days after notice;

                    (c) failure by WCA Shiloh to observe or perform any other
               covenant agreement or obligation on its part to be observed or performed contained in the indenture or in the bonds, and the failure continues for a period of 60 days after written notice to WCA Shiloh specifying the failure and requiring that it be remedied. This notice may be given by the trustee in its discretion and shall be given by the trustee at the written request of the owners of not less than a majority of the aggregate principal amount of bonds then outstanding; and

                    (d) WCA Shiloh either: (i) commences a proceeding under any federal or state insolvency reorganization or similar law, or has such a proceeding commenced against it and has an order of insolvency or reorganization entered against it or the proceeding is not dismissed or stayed within 90 days; or (ii) has a receiver, conservator, liquidator or trustee appointed for it or for the whole or any substantial part of its property.

     Upon the occurrence of an event of default as described in paragraphs (a) and (b) above, the trustee shall, and upon the occurrence of any other event of default described above, the trustee may, and if requested to do so by the owners of a majority in aggregate principal amount of the bonds then outstanding shall, accelerate the maturity of the bonds.

     Upon the occurrence of an event of default, the trustee may also pursue any remedy available to it by law or in equity by suit, action, mandamus or other proceeding to enforce the payment of principal of, premium, if any, and interest on the bonds, and may foreclose on WCA's pledge of its member's interests in WCA Shiloh granted by WCA pursuant to the indenture.

     The owners of a majority in aggregate principal amount of the bonds then outstanding will have the right, by written instrument delivered to the trustee, to direct the time, method and place of conducting all remedial proceedings to be taken by the trustee under the indenture, but the direction must comply with law and the indenture.

     No owner of any bond will have the right to pursue any remedy under the indenture unless (i) an event of default has occurred of which the trustee has been notified or is deemed to have, or is required to take notice as provided in the indenture, (ii) the owners of at least a majority in aggregate principal amount of the bonds outstanding, have made written request to the trustee to pursue such remedy and have offered to provide the trustee with indemnity as provided in the indenture, and (iii) the trustee does not comply with such request after receipt of such request and offer of indemnity.

WAIVERS OF EVENTS OF DEFAULT

     The trustee may in its discretion at any time, except as provided below, waive any event of default described in the indenture and its consequences and may rescind and annul any declaration of maturity of principal of the bonds; provided, however, there shall not be waived any event of default described in paragraph (a) or (b) above except with the written consent of the owners of all bonds then outstanding, nor shall any declaration of acceleration in connection therewith be rescinded or annulled except with the written consent of the owners of at least a majority in aggregate principal amount of the bonds then outstanding.

MAINTENANCE OF CORPORATE EXISTENCE; CONSOLIDATION OR MERGER

     We agree that so long as any bonds are outstanding we will maintain our corporate existence, will not transfer all or substantially all of our assets and will not consolidate with or merge into another corporation, without the express written consent of the holders of a majority in principal amount of the bonds; provided, however that we may consolidate with or merge into another direct or indirect wholly-owned subsidiary of WCA, and may consolidate with or merge into another corporation or transfer all or substantially all of our assets and thereafter dissolve and terminate our existence, but only on the condition that (a) the resulting corporation or transferee, as applicable, shall expressly assume and agree in writing to perform all of our obligations under the indenture, and is duly qualified to do business in South Carolina, (b) the resulting corporation or transferee, as applicable, has a consolidated net worth, determined in accordance with generally accepted accounting principles, equal to or greater than our consolidated net worth immediately prior to such consolidation, merger or transfer and (c) the transferee or the corporation with which we are merged or consolidated shall not have any unresolved legal or administrative proceedings pending before any court or other tribunal, the results of which could materially and adversely affect such corporation's or transferee's net worth, its ability to assume our obligations under the indenture, or our ability to operate the Shiloh landfill.

SUPPLEMENTAL INDENTURES

     The indenture provides that WCA Shiloh and the trustee may, without notice to or the consent of the owners of any of the bonds, enter into supplemental indentures for any of the following purposes:

               (a) to cure any ambiguity, formal defect or omission in the indenture;

               (b) to grant to the trustee for the benefit of the bondholders any additional rights, remedies, powers or authority;

               (c) to assign additional revenue under the indenture;

               (d) to accept additional security and instruments and documents of further assurance;

               (e) to add to the covenants, agreements and obligations of WCA Shiloh under the indenture, other covenants, agreements and obligations to be observed for the protection of the owners, or to surrender or limit any right, power or authority reserved to or conferred upon WCA Shiloh in the indenture:

               (f) to evidence any succession to WCA Shiloh and the assumption by its successor of the covenants, agreements and obligations of WCA Shiloh under the indenture and the bonds;

               (g) to permit the use of a book entry system to identify the owner of an interest in an obligation issued by WCA Shiloh under the indenture, whether that obligation was formerly, or could be, evidenced by a tangible security;

               (h) to permit the trustee to comply with any obligations imposed upon it by law;

               (i) to specify further the duties and responsibilities of, and to define further the relationship among, the trustee, the registrar and any paying agents;

               (j) to achieve compliance of the indenture with any applicable federal securities or tax law, and

               (k) to permit any other amendment which, in the judgment of the trustee, is not to the prejudice of the trustee or the bondowners.

     The owners of a majority in aggregate principal amount of the outstanding bonds shall have the right to consent to the execution by WCA Shiloh and the trustee of any other supplemental indentures, except that no supplemental indenture shall permit or be construed as permitting without the consent of the owner of each bond affected:

               (a) (i) an extension of the maturity of the principal of or the interest on any bond or (ii) a reduction in the principal amount of any bond or the rate of interest or premium thereof; or

               (b) (i) the creation of privilege or priority of any bond or bonds over any other bond or bonds, or (ii) a reduction in the aggregate principal amount of the bonds required for consent to a supplemental indenture.


DISCHARGE OF THE INDENTURE

     The indenture provides that if WCA Shiloh pays or makes provision for payment of money or government obligations (defined as direct obligations of or obligations the timely payment of the principal of and interest on which are fully and unconditionally guaranteed by, the United States of America) to or for the benefit of the owners of the bonds, in an amount or amounts equal to the principal of, premium, if any, and interest due or to become due on the bonds, and if WCA Shiloh pays or causes to be paid to the trustee all sums of money due or to become due according to the provisions of the indenture, then the estate and rights granted by the indenture shall cease and be void and the lien of the indenture shall be discharged and defeased. After that, the owners of the bonds must look only to the deposited moneys and/or government obligations for payment of principal of, premium, if any, and interest on the bonds.

REMOVAL OF TRUSTEE

     The trustee may be removed at any time by an instrument or document in writing delivered to the trustee, with copies thereof mailed to WCA Shiloh, the registrar, and any paying agents, and signed (i) by or on behalf of the holders of not less than a majority in aggregate principal amount of the bonds then outstanding, or (ii) as long as no event of default has occurred and is continuing, by WCA Shiloh.

     The trustee also may be removed at any time for any breach of trust or for acting or proceeding in violation of, or for failing to act or proceed in accordance with, any provision of the indenture with respect to the duties and obligations of the trustee by any court of competent jurisdiction upon the application of WCA Shiloh or the holders of not less than 20% in aggregate principal amount of the bonds then outstanding under the indenture.

                                     RATINGS

     No ratings have been applied for or received in connection with the issuance of the bonds.

              CERTAIN TAX CONSIDERATIONS - ORIGINAL ISSUE DISCOUNT

     The following is a discussion of the federal income tax consequences of the ownership of bonds relating to the applicability of the original issue discount rules. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. This discussion is only a summary and does not address all aspects of original issue discount. Also, the discussion below does not purport to deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Further, there are tax issues for an investor in addition to original issue discount. Accordingly, each investor should consult its tax advisor in determining the federal, state, local and any other tax consequences to it of the purchase, ownership and disposition of the bonds.

     Original issue discount is the excess of the stated redemption price over the issue price. The existence of, and the amount of, any original issue discount is a function of the issue price of the bonds. The issue price is the initial offering price to the public (excluding the underwriter, bond houses and brokers) at which price a substantial amount of the bonds are sold. However, the original issue discount will be treated as zero if the amount of the discount is less than 1/4 of 1% of the stated redemption price at maturity multiplied by the number of complete years to maturity.

     If the bonds have original issue discount, the amount of original discount is required to be included in the bondholders' income as interest income over the term of the bonds. The amount of interest income is calculated in accordance with the constant-interest method that takes into account the compounding of interest. The existence of original issue discount means that the holder will be taxed on an amount of interest greater than the interest paid on the bonds.

                                LEGAL PROCEEDINGS

     We are not aware of any pending or threatened litigation affecting our ownership or operation of the Shiloh landfill, or with regard to the conduct of our business in general.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     Under its Limited Liability Agreement, WCA Shiloh is organized as a member-managed limited liability company formed under the Delaware Limited Liability Company Act. As such, it is managed directly by its sole member, WCA, and it has no board of managers or other governing body resembling a corporate board of directors.

     The executive officers of WCA Shiloh and certain information about such persons are described below.

         NAME                                   AGE                      TITLE
Tom J. Fatjo, Jr.                               59              Chairman

Jerome M. Kruszka                               51              President and Chief Executive
                                                                Officer

Charles A. Casalinova                           41              Vice President and Chief Financial
                                                                Officer

Tom J. Fatjo, III                               35              Vice President and Treasurer

Michael L. Paxton                               35              Vice President

J. Edward Menger                                37              Secretary and General Counsel

     Tom J. Fatjo, Jr. currently also serves as Chairman and Chief Executive Officer of WCA. He has over 30 years experience in the solid waste industry. Mr. Fatjo served as Chairman and Chief Executive Officer of TransAmerican Waste Industries, Inc. from April 1992 to May 1998. He was the founder and served as Chairman and Chief Executive Officer of Republic Waste Industries, Inc. from January 1990 to August 1991. He founded BFI in 1966 and served as Co-Chief Executive Officer. He founded or was a member of the organizing group of investors for a number of businesses, including Fannin Bank, Mortgage Banque, Criterion Group, The Houstonian, Houston Partners, LivingWell, Inc. and First Financial Alliance. Mr. Fatjo received a Bachelor of Science degree from Rice University and became a Certified Public Accountant in 1963.

     Jerome M. Kruszka currently also serves as President and Chief Operating Officer of WCA. He served as Chief Operating Officer for TransAmerican Waste Industries, Inc. from November 1996 to May 1998 and President from December 1996 to May 1998. Mr. Kruszka began his career with Waste Management, Inc. in 1971. Between 1971 and 1996, he held several positions at Waste Management, Inc. and its affiliates, including General Manager, District Manager and Northern California Regional Manager. He also held positions of Vice President of Operations, Western Regional Manager and was a member of the Executive Committee with Chemical Waste Management, Inc. In 1994, he accepted the position of Division President and General Manager in charge of disposal operations for the southern Texas market.

     Charles A. Casalinova has 19 years experience in the solid waste industry and currently also serves as Vice President and Chief Financial Officer of WCA. Mr. Casalinova began his career with Waste Management, Inc. in 1981. Between 1981 and July of 1999 he held several positions at Waste Management, Inc., including Division Controller, Regional Chief Information Officer, Acquisition Controller, Vice President/Regional Controller for Louisiana, Mississippi, Arkansas, Oklahoma, North Texas, and most recently, Vice President/Regional Controller for Illinois and Indiana. He received a Bachelor of Business Administration degree in Accounting from the University of Akron and became a Certified Public Accountant in 1989.

     Tom J. Fatjo, III currently also serves as Vice President and Treasurer of WCA. He served as Vice President and Treasurer of TransAmerican from April 1992 to May 1998. From January 1990 to December 1991, Mr. Fatjo was employed by Republic Waste Industries, Inc. From 1988 to 1990, he was Vice President of First Financial Alliance, Inc. He received a Bachelor of Business Administration degree in Finance from the University of Texas. Mr. Fatjo is the son of Tom J. Fatjo, Jr., Chairman and Chief Executive Officer of our parent company, WCA.

     Michael L. Paxton currently also serves as Vice President and Corporate Controller of WCA. He joined TransAmerican in May 1993 and was promoted to Corporate Controller in August 1995. He served as Vice President of TransAmerican from February 1997 to May 1998. From October 1989 until May 1993, he was employed by NL Industries, Inc. and from January 1987 until October 1989, was employed by Ernst & Young, L.L.P. He is a Certified Public Accountant and received a Bachelor of Business Administration degree in Accounting from the University of Houston.

     J. Edward Menger currently also serves as General Counsel of WCA. He was a partner in the Houston law firm of Short & Ketchand, L.L.P. until 1999, when he joined WCA. From 1995 through 1998, Mr. Menger served as counsel for TransAmerican Waste Industries, Inc. handling corporate matters and litigation. He received a Bachelor of Arts degree from Baylor University and a Juris Doctor with honors from the University of Maryland School of Law.

     None of the above directors or officers of WCA Shiloh has been involved in any material legal proceedings during the past five years, including bankruptcy and significant or material criminal offenses. Tom J. Fatjo, III is the son of Tom J. Fatjo, Jr. No other above directors or officers of WCA Shiloh are related by blood or marriage.

EXECUTIVE COMPENSATION

     The salaries of the executives listed in the table below are paid by our parent company, WCA. None of the executive compensation is charged directly to WCA Shiloh or any other subsidiary of WCA.


NAME                            TITLE                                                    AGGREGATE REMUNERATION

Tom J. Fatjo, Jr.               Chairman                                                          $200,000
Jerome M. Kruszka               President and Chief Executive Officer                             $200,000
Charles A. Casalinova           Vice President and Chief Financial Officer                        $196,174


All executive officers as a group
  (six persons)                                                                                   $867,809

     Each of the above officers has an employment agreement with WCA. Tom Fatjo, Jr. and Mr. Kruszka each have employment agreements that are in effect through December 31, 2001, unless such person's employment is terminated earlier upon his death, disability or termination for cause. Their employment agreements also provide for a lump sum bonus in the amount of $100,000 each in the event WCA completes an initial public offering of equity securities satisfying certain conditions, as well as the achievement by WCA of certain EBITDA levels. Their agreements also provide for additional compensation in the event the Company engages in certain business combinations involving a change in control. Mr. Casalinova's employment agreement provided for certain additional payments to be made to him in connection with his joining the Company and moving to Houston, and also provides for a six-month period of severance pay in the event of termination. Mr. Casalinova is also eligible to receive certain additional compensation in the event of specified business combinations involving a change in control, completion of an initial public offering, and the achievement by WCA of certain EBITDA levels.


             STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS


     WCA is the sole owner of all membership interests of WCA Shiloh, which is our only type of ownership interest or equity security.

     The following table sets forth certain information regarding the beneficial ownership of WCA's common stock as of April __, 2000, for (i) each officer of WCA Shiloh and (ii) such officers as a group. To our knowledge, each individual named below has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by him, except as otherwise noted. Share ownership in each case includes shares issuable upon exercise of outstanding options and/or warrants that are exercisable within 60 days of April __, 2000. Each of our officers who is also an officer or director of WCA disclaims ownership in his individual capacity of the membership interests in WCA Shiloh owned by WCA.


                 NAME                              NUMBER OF SHARES                 PERCENTAGE OF ALL SHARES

Tom J. Fatjo, Jr.                                   693,871(1)(5)                           13.18%
Jerome M. Kruszka                                   331,871(2)                               6.31%
Tom J. Fatjo, III                                   660,482(3)(4)(5)                        12.55%
Michael L. Paxton                                   111,186(6)                               2.11%
Charles A. Casalinova                                16,667(7)                                  *
J. Edward Menger                                      8,334(8)                                  *

All executive officers as a group
  (six persons)                                   1,375,911                                 26.14%

------------------------------
* Indicates less than one percent.

(1) Tom J. Fatjo, Jr. is President of the General Partner of FFAP, Ltd., and Fatjo WCA Partners, L.P. In his capacity as President, Mr. Fatjo has voting and investment power over the assets contained in such partnerships. Includes 83,500 shares owned of record by FFAP, Ltd., and 344,000 shares owned of record by Fatjo WCA Partners, L.P. Includes 22,371 shares purchasable upon the exercise of outstanding options that are exercisable within 60 days after April ___, 2000.

(2) Includes 31,871 shares purchasable upon the exercise of outstanding options and warrants that are exercisable within 60 days after April ___, 2000.

(3) Tom J. Fatjo, III is a co-trustee of the Fatjo Family Trust, which owns 79.2% of the outstanding equity interests of FFAP, Ltd. In his capacity as co-trustee, Mr. Fatjo shares voting and investment power over the assets of such trust. Includes 83,500 shares owned of record by FFAP, Ltd. Mr. Fatjo is also the trustee for six trusts that collectively own 74.25% of the limited partnership interests of Fatjo WCA Partners, L.P. Includes 344,000 shares owned of record by Fatjo WCA Partners, L.P.

(4) Includes 13,982 shares purchasable upon the exercise of outstanding options that are exercisable within 60 days after April ___, 2000.

(5) Includes 19,000 shares purchasable upon the exercise of outstanding warrants held by FFAP, Ltd. that are immediately exercisable.

(6) Includes 11,186 shares purchasable upon the exercise of outstanding options that are exercisable within 60 days after April ___, 2000.

(7) Includes 16,667 shares purchasable upon the exercise of outstanding options that are exercisable within 60 days after April ___, 2000.

(8) Includes 8,334 shares purchasable upon the exercise of outstanding options that are exercisable within 60 days after April ___, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Certain stockholders of Blount Parrish own, in the aggregate, 85,410 shares and warrants to purchase shares of common stock of WCA Shiloh's parent entity, WCA.

                              PLAN OF DISTRIBUTION

     Blount Parrish has agreed to purchase the bonds at an aggregate discount of $__________ from the initial offering price of $___________, pursuant to a purchase contract entered into between WCA Shiloh and Blount Parrish. This discount and the public offering price were arrived at by negotiation between WCA Shiloh and Blount Parrish. Blount Parrish will be obligated to purchase all of the bonds if any are purchased.

     WCA Shiloh has agreed to indemnify Blount Parrish against certain liabilities or to contribute to any payments required to be made by Blount Parrish regarding such liabilities, including liabilities under federal securities laws. Blount Parrish's obligation to accept delivery of the bonds under the purchase contract is subject to various conditions.

     Blount Parrish may offer and sell the bonds to certain dealers (including dealers depositing the bonds into investment trusts, accounts or funds) and others at prices lower than the initial public offering price (i.e., prices involving a "concession" from the public offering price).


                     DISCLOSURE OF COMMISSION'S POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Section 18-108 of the Delaware Limited Liability Company Act permits WCA Shiloh, as a Delaware limited liability company, to indemnify any member or manager or other person from any and all claims, subject only to any restrictions set forth in WCA Shiloh's limited liability company agreement.

     WCA Shiloh's Limited Liability Agreement provides that members and officers of WCA Shiloh do not have any liability for the obligations or liabilities of WCA Shiloh, except to the extent provided in the Delaware Limited Liability Company Act. Further, the members and officers are not personally liable to WCA Shiloh, and the officers are not liable to WCA, its sole member, for monetary damages for breach of fiduciary duty, except to the extent provided by applicable law (1) for any breach of the member's or the officer's duty of loyalty to WCA Shiloh or its members, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or
(3) for any transaction from which the member or officer derived an improper personal benefit. WCA Shiloh's Limited Liability Agreement provides that former and current members and officers of WCA Shiloh, and each person who serves or served at the request of WCA Shiloh as member, director or officer (or equivalent) of another enterprise, will be indemnified by WCA Shiloh to the fullest extent permitted under the Delaware Limited Liability Company Act as it may be in effect from time to time, except as to any action, suit or proceeding brought by or on behalf of such member or officer of WCA Shiloh without prior approval of the members.

     In addition, the bond purchase agreement between WCA Shiloh and Blount Parrish regarding the sale of the bonds provides for WCA Shiloh to indemnify Blount Parrish for certain costs and liabilities it may incur if it is sued in connection with this offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to director, officers and controlling persons of WCA Shiloh pursuant to the foregoing provisions or otherwise, WCA Shiloh has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The legality of the bonds will be passed upon for WCA Shiloh by Mayor Day Caldwell & Keeton, L.L.P., our outside legal counsel. M. Fredrick Simpler, Jr., P.C. will issue certain opinions to his client, Blount Parrish, in connection with the offering.

                                     EXPERTS

     Our audited financial statements have been included in reliance on the report of Harper & Pearson Company, P.C., our independent accountants, given on the authority of such firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants...............................................................F-2
Balance Sheet as of December 31, 1999..................................................................F-3
Statements of Operations and Changes in Member's Equity................................................F-4
Statements of Cash Flows...............................................................................F-5
Notes to Financial Statements..........................................................................F-6

                          INDEPENDENT AUDITOR'S REPORT


To the Shareholder and Board of Directors of WCA Shiloh Landfill, L.L.C.


We have audited the accompanying balance sheet of WCA Shiloh Landfill, L.L.C. - Successor as of December 31, 1999 and the related statements of operations and changes in member's equity and cash flows for the four months ended December 31, 1999 and the statements of operations and changes in member's equity and cash flows of Eastman Brown Holding Company, LLC - Predecessor for the eight months ended August 31, 1999 and the period from October 19, 1998 (inception) to December 31, 1998 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WCA Shiloh Landfill, L.L.C. - Successor at December 31, 1999 and the results of operations and cash flows of WCA Shiloh Landfill, L.L.C. - Successor for the four months ended December 31, 1999 and of Eastman Brown Holding Company, LLC - Predecessor for the eight months ended August 31, 1999 and the period from October 19, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.



/s/ Harper & Pearson Company, P.C.
Houston, Texas
February 25, 2000

                           WCA SHILOH LANDFILL, L.L.C.
                                  BALANCE SHEET
                                DECEMBER 31, 1999


                                 (IN THOUSANDS)




                                       ASSETS


CURRENT ASSETS
       Cash and cash equivalents                                                       $        46
       Accounts receivable                                                                      87
       Other current assets                                                                     29
                                                                                       -----------
              TOTAL CURRENT ASSETS                                                             162
Property and equipment, net of accumulated depreciation                                      4,292
                                                                                       -----------
              TOTAL ASSETS                                                             $     4,454
                                                                                       ===========





                         LIABILITIES AND MEMBER'S EQUITY


CURRENT LIABILITIES
       Accounts payable and accrued liabilities                                        $        45
       Accrued interest                                                                        160
       Current portion of long-term debt                                                        24
       Income taxes payable                                                                     21
                                                                                       -----------
              TOTAL CURRENT LIABILITIES                                                        250
       Long-term debt, less current portion                                                  4,053
                                                                                       -----------
              TOTAL LIABILITIES                                                              4,303
                                                                                       -----------
COMMITMENTS AND CONTINGENCIES
MEMBER'S EQUITY
       Member's equity                                                                          86
       Retained earnings                                                                        65
                                                                                       -----------
              TOTAL MEMBER'S EQUITY                                                            151
                                                                                       -----------
              TOTAL LIABILITIES AND MEMBER'S EQUITY                                    $     4,454
                                                                                       ===========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           WCA SHILOH LANDFILL, L.L.C.
             STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
                                 (IN THOUSANDS)



                                                                      PREDECESSOR                              SUCCESSOR
                                                      -------------------------------------------          -----------------

                                                       FOR THE PERIOD            FOR THE PERIOD              FOR THE PERIOD
                                                       FROM INCEPTION            JANUARY 1, 1999           SEPTEMBER 1, 1999
                                                       TO DECEMBER 31,            TO AUGUST 31,             TO DECEMBER 31,
                                                            1998                      1999                        1999
                                                      -----------------         -----------------          -----------------

REVENUE                                               $              42         $             521          $             384
EXPENSES:
       Cost of services                                              45                       224                         92
       Depreciation and amortization                                  8                        40                         45
                                                      -----------------         -----------------          -----------------
OPERATING INCOME (LOSS)                                             (11)                      257                        247
       Interest expense                                              10                        44                        161
                                                      -----------------         -----------------          -----------------
INCOME (LOSS) BEFORE INCOME TAXES                                   (21)                      213                         86
        Provision for income taxes                                    -                         -                         21
                                                      -----------------         -----------------          -----------------
NET INCOME (LOSS)                                     $             (21)        $             213          $              65
                                                      =================         =================          =================


MEMBER'S EQUITY AT INCEPTION                          $              23         $             (61)         $               -
NET INCOME (LOSS)                                                   (21)                      213                         65
CONTRIBUTED (WITHDRAWN) EQUITY, NET                                 (63)                     (203)                        86
                                                      -----------------         -----------------          -----------------

MEMBER'S EQUITY AT END OF PERIOD                      $             (61)        $             (51)         $             151
                                                      =================         =================          =================




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           WCA SHILOH LANDFILL, L.L.C.
                            STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)


                                                                              PREDECESSOR                        SUCCESSOR
                                                                ---------------------------------------       ---------------


                                                                 FOR THE PERIOD         FOR THE PERIOD         FOR THE PERIOD
                                                                 FROM INCEPTION        JANUARY 1, 1999          SEPTEMBER 1,
                                                                 TO DECEMBER 31,              TO                  1999 TO
                                                                      1998             AUGUST 31, 1999          DECEMBER 31,
                                                                                                                    1999
                                                                -----------------      ----------------       ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                          $             (21)     $            213       $            65
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation and amortization                                            8                    40                    45
       Amortization of deferred financing costs                                 2                     7                     -
       Increase in A/R and other current assets                               (78)                  (66)                 (116)
       Increase (decrease) in accounts payable
       and accrued expenses                                                    (1)                   24                   192
                                                                -----------------      ----------------       ---------------

           Net cash provided (used ) by operating activities                  (90)                  218                   186
                                                                -----------------      ----------------       ---------------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                                     (370)                  (28)               (4,226)
                                                                -----------------      ----------------       ---------------

       Net cash used by investing activities                                 (370)                  (28)               (4,226)
                                                                -----------------      ----------------       ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from debt                                                       597                     4                 4,000
     Member contributions                                                      23                     -                   251
     Member distributions                                                     (63)                 (203)                 (165)
                                                                -----------------      ----------------       ---------------

           Net cash provided (used) by financing activities                   557                  (199)                4,086
                                                                -----------------      ----------------       ---------------

INCREASE IN CASH AND CASH EQUIVALENTS                                          97                    (9)                   46
CASH AND CASH EQUIVALENTS:
     Beginning of period                                                        -                    97                     -
                                                                -----------------      ----------------       ---------------
     End of period                                              $              97      $             88       $            46
                                                                =================      ================       ===============

SUPPLEMENTAL DISCLOSURES:
     Property and equipment financed by direct debt             $               -      $              -       $            78
     Cash paid for interest                                     $               4      $             37       $             1


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           WCA SHILOH LANDFILL, L.L.C.
                          NOTES TO FINANCIAL STATEMENTS

1.   BACKGROUND

          WCA Shiloh Landfill, L.L.C. (the "Company") is a single-member Delaware limited liability company, which is wholly owned by Waste Corporation of America, Inc ("WCA"). The Company was formed June 18, 1999 for the purpose of acquiring the Shiloh Landfill, a construction and demolition debris ("C&D") landfill located near Travelers Rest, South Carolina, which was completed effective September 1, 1999. The Company's operations currently consist of the Shiloh landfill, which primarily serves the Greenville-Spartanburg, South Carolina market.

          The Shiloh landfill is located on an 85.12 acre tract, of which approximately 20 acres are within the area covered by the Company's current landfill permit issued by the South Carolina Department of Health and Environmental Control. The permit allows the Company to accept construction and demolition ("C&D") debris for disposal at the site. This category of waste materials includes lumber, bricks and blocks, hardened concrete, plaster and drywall, shingles and roofing materials, pipes, floor and wall materials, rocks, tree stumps, brush and limbs and other non-hazardous materials commonly cleared from construction sites. It may also receive shredded tires and some other waste materials not necessarily generated by construction activities. However, most of the waste materials accepted by the Shiloh landfill are generated in connection with demolition of old structures and clearing of land for new construction.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of presentation. The Company's financial statements are prepared in accordance with generally accepted accounting principles. All financial information presented herein is in thousands of dollars.

          The Shiloh landfill was previously owned by Eastman Brown Holding Co., LLC ("Predecessor"). The Predecessor financial statements are presented on a historical basis and exclude the effect of certain assets, which were not acquired. The acquisition of the Shiloh landfill has been accounted for under the purchase method of accounting and the successor financial statements reflect this new basis.

          Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during that reported period. Actual results could differ from those estimates.

          Concentrations of credit risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed, where appropriate, before extending credit. In addition, an allowance for doubtful accounts is established as needed based upon factors surrounding the credit risk of specific customers, historical trends and other information. As of December 31, 1999, the allowance for doubtful accounts was $0.

          The Predecessor had three major customers that made up 29%, 13% and 11%, respectively, of revenue for the eight month period ended August 31, 1999. The Company had four major customers that made up 20%, 10%, 10% and 10%, respectively, of revenue for the four months ended December 31, 1999. The Company had three major customers that made up 18%, 18% and 14%, respectively, of the accounts receivable balance as of December 31, 1999.

          Revenue recognition. The company recognizes revenue upon the receipt and acceptance of construction and demolition debris at its landfill. Direct costs associated with these operations are expensed as incurred.

          Cash and cash equivalents. Cash and cash equivalents are defined as cash and short-term, highly liquid deposits with maturity dates of less than 90 days.

          Property and equipment. Property and equipment is recorded at cost. Capitalized landfill costs, which include direct costs incurred to obtain landfill permits and to improve the sites, are being amortized based upon the utilization of available airspace. Expenditures for major additions and improvements are capitalized and maintenance and repairs are charged to expense as incurred. When property is retired or disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

          The landfill is stated at cost and amortized ratably using the units-of-production method over the estimated useful life of the site as airspace of the landfill is consumed. Where the Company believes permit expansion is probable, the expansion airspace and the projected costs related to developing the expansion airspace is included in the airspace amortization rate calculation. Factors which help the Company determine if permit expansion is probable include but are not limited to: (i) positive financial and operational impact, (ii) local regulatory and political issues, (iii) legal right to permit land included in expansion, and (iv) the extent to which the permit application process has proceeded. Landfill amortization rates are determined periodically (not less than annually) based on estimates provided by the Company's engineers and accountants. Landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, direct site improvement costs and capitalized interest. Landfill amortization rate calculations consider information provided by aerial and ground surveys and other density measures.

          For financial reporting purposes, the Company calculates depreciation using the straight-line method. Estimated useful lives are as follows:

                                                                         ESTIMATED LIVES
                                                                           (IN YEARS)
                                                                        ------------------
             Landfills                                                        (see above)
             Vehicles and equipment                                                 3 - 8
             Buildings                                                                 25
             Furniture, fixtures and other office equipment                             3


          The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the estimated undiscounted future cash flows are less than the carrying value of an asset, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset (assets to be held and used) or fair value less cost to sell (assets to be disposed of). The fair value is typically calculated by discounting the asset's expected future cash flow.

          Financial instruments. The carrying values of cash and cash equivalents and trade receivables and payables approximate fair value due to the relatively short period to maturity of these instruments. Similarly, the fair value of the Company's long-term debt is estimated to approximate current value due to the relatively short period to maturity and interest rates anticipated on similar third party debt.

          Income taxes. The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax basis based on enacted tax rates.

          New accounting pronouncements. The Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Accounting for the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 requires all costs of start-up activities to be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. The impact of SOP 98-5 was not material to the Company's financial statements.

          In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and derivatives used for hedging purposes. SFAS No. 133 requires that entities recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for the Company in 2001 as deferred by SFAS 137. Management believes that the adoption of SFAS No. 133 will have no material impact on the Company's financial statements.

3.   ACQUISITION

          Effective September 1, 1999, the Company purchased the Shiloh landfill, a construction and demolition debris landfill located near Travelers Rest, South Carolina, from Eastman Brown Holding Co. LLC. Total consideration consisted of $4,050,000 cash. An additional $500,000 shall be paid upon the issuance of an expansion permit with a minimum expansion capacity of 740,000 cubic yards. The transaction was an asset purchase accounted for using the purchase method. Consistent with industry practice, excess purchase price is allocated to the permit or underlying airspace and amortized as available airspace is utilized.

          Set forth below are unaudited pro forma combined revenue and income data reflecting the pro forma effect of the Shiloh landfill as if the transaction was effective from the inception of the landfill (in thousands).


                                               YEAR ENDED DECEMBER 31,
                                         ------------------------------------
                                               1998                 1999
                                         ---------------      ---------------
           Revenue                       $           42       $          905
                                         ==============       ==============
           Net loss                      $          (87)      $          (20)
                                         ==============       ==============

          Pro forma adjustments included in the amounts above primarily relate to (a) adjustment to depreciation and amortization expense due to the purchase price allocation, (b) adjustment to interest expense for loans paid off by the seller at closing and the loan from WCA, and (c) an effective income tax (benefit) rate of 24%. The pro forma results presented above are not necessarily indicative of actual results which might have occurred had the operations and management of the Company and the Shiloh landfill been combined at the beginning of the period presented.

4.   PROPERTY AND EQUIPMENT

          The major categories of property and equipment are as follows (in thousands):

                                                     DECEMBER 31, 1999
                                                     ------------------
        Landfill                                     $            4,189
        Vehicles and equipment                                      139
        Buildings                                                     7
        Furniture and fixtures                                        2
                                                     ------------------
                                                                  4,337
        Less: accumulated depreciation                              (45)
                                                     ------------------
                                                     $            4,292
                                                     ==================



5.   LONG-TERM DEBT

          Long-term debt at December 31, 1999 consists of a note payable due to WCA in the amount of $4,000,000, accruing interest at an annual rate of 12%, due September 1, 2002, or earlier, if the Company is able to place other financing. Accrued interest at December 31, 1999 related to this debt was $160,000.

          Also included in long-term debt at December 31, 1999 was certain equipment financing, in the original amount of $79,500 bearing interest at a rate of 9.75%, payable in monthly installments of $2,526.62 through November 2002, collateralized by related equipment.

          The Company has an irrevocable standby letter line of credit in the amount of $30,000 with a financial institution. The letter of credit is automatically renewed on December 31 each year for a fee of $600. The letter of credit may be cancelled by the financial institution provided written confirmation of cancellation is given to the Company within 120 days of the expiration date. The letter of credit is payable to the Bureau of Solid and Hazardous Waste in the event the Company is unable or does not provide adequate closure activities. See further discussion in Note 7.

          Future maturities of long-term debt as of December 31, 1999, were as follows (in thousands):


                  YEARS ENDING
                   DECEMBER 31,
            ---------------------------
                     2000                        $                 24
                     2001                                          27
                     2002                                       4,026
                                                 --------------------
                                                 $              4,077
                                                 ====================

6.   INCOME TAXES

          The Company's provision for income taxes is determined by applying the Company's effective income tax rate to pre-tax financial reporting income. As of December 31, 1999, no book-tax differences existed and accordingly, no deferred tax asset or liability has been recorded. The Company intends to file a consolidated income tax return with its parent yet calculates income taxes for financial reporting purposes as if it filed a separate return.

          No provision for income taxes is included in the predecessor's financial statements as the predecessor operated as an LLC, with taxable income flowing through to the respective members' tax returns.

          The table below reconciles the Company's statutory income tax provision to its effective income tax provision (in thousands).

                                                            PERIOD ENDED

                                                         DECEMBER 31, 1999
                                                        --------------------
Statutory federal tax provision                         $                 18
State income taxes and other                                               3
                                                        --------------------
Effective tax provision                                 $                 21
                                                        ====================

7.   COMMITMENTS AND CONTINGENCIES

          Environmental matters and regulation. The Company is subject to numerous rules and regulations at the federal, state and local levels. The Company has not experienced any regulatory problems in the past and believes that it is in compliance with all applicable rules and regulations. No assurance can be given that future changes in the law will not have an adverse impact on the Company's operations. The Company's business generally requires certain operating permits in order to conduct its operations. The Company believes it is in material compliance with its operating permit.

          Limited environmental impairment liability insurance. The Company is subject to potential liability for any environmental damage its facility may cause, particularly as a result of the contamination of water or soil. The Company, through its parent, WCA, maintains $5 million of environmental impairment liability insurance, limited to $1 million per occurrence, covering both the sudden and gradual onset of environmental damage (subject to a $50,000 deductible). There can be no assurance that liabilities that may be incurred by the Company will be covered by the insurance or that the dollar amount of such liabilities, which are covered by its insurance, will not exceed the Company's policy limit. As a result, if the Company were to incur liability for environmental damage, its financial condition could be adversely affected.

          Closure and post-closure costs. The Company has financial obligations relating to closure and possibly post-closure costs for the Shiloh landfill. While the precise amount of these future obligations cannot be determined, the Shiloh landfill does not currently require post-closure monitoring and the majority of the closure activity will occur as a part of regular operations.

          The Company adopted the American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities ("SOP 96-1"). SOP 96-1 provides that environmental remediation liabilities should be accrued when the criteria of the FASB Statement of Financial Accounting Standards No. 5, Accounting for Contingencies ("SFAS No. 5"), are met. SOP 96-1 also provides that the accrual for such liabilities should include future costs for those employees expected to devote a significant amount of time directly to the management of remediation liabilities.

          The Company will provide accruals based on engineering estimates as the available airspace is utilized, however, at this time believes the aggregate accrual required upon closure of the facility to be less that $50,000. The estimate of future liability is subject to change as it is based on current economic conditions, operational results, and regulations currently in effect. As of December 31, 1999, the Company has provided a letter of credit in the amount of $30,000 to the state regulatory authority to collateralize the obligation.

8.   RELATED PARTY TRANSACTIONS

          The Predecessor paid approximately $165,000 to companies owned by the Predecessor's members for equipment and services related to the improvement of the landfill from inception through the period ended August 31, 1999. The Predecessor paid approximately $42,000 to vendors of a company owned by the Predecessor's members during the period ended August 31, 1999. These amounts have been excluded from the Predecessor's statement of operations for the related period.

          The Company received landfill disposal fees during September and October 1999, of approximately $17,000 from a company owned by a former consultant of WCA. No amounts remained outstanding as of December 31, 1999.

          The Company has a note in the amount of $4,000,000 payable to WCA. For the four month period ended December 31, 1999, interest expense of $160,000 had been recorded and is included in the related statement of operations. See Note 5 on Long-Term Debt.

========================================================







                   TABLE OF CONTENTS

                                                    Page



Where You Can Find More Information.................

Dealer Prospectus Delivery Obligation...............

Prospectus Summary..................................1

Bondholders' Risks..................................2

Use of Proceeds.....................................6

Market Area Information.............................6

Determination Of Offering Price.....................6

Capitalization......................................7

Summary Financial Information.......................8

Management's Discussion and Analysis of
    Financial Condition and Results of Operations...9

The Shiloh Landfill................................12

Description of the Bonds...........................14


The Indenture......................................16

Ratings............................................19

Certain Tax Considerations - Original Issue
   Discount........................................19

Legal Proceedings..................................20

Management.........................................21

Stock Ownership of Management and Certain
Stockholders.......................................22

Certain Relationships and Related Transactions.....24

Plan of Distribution...............................24


Disclosure Commission's Position On
   Indemnification for Securities Act Liabilities..24

Legal Matters......................................25

Experts............................................25

Index of Financial Statements.....................F-1

Independent Auditor's Report......................F-2

Assets............................................F-3

Liabilities and Member's Equity...................F-3

Notes to Financial Statements.....................F-6


========================================================



========================================================


                  WCA SHILOH LANDFILL,
                         L.L.C.

                    $5,000,000 SENIOR
                      SECURED BONDS






























                    -----------------
                       PROSPECTUS
                    -----------------
















                BLOUNT PARRISH & COMPANY
                      INCORPORATED

                     APRIL   , 2000








========================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. Section 18-108 of the Delaware Limited Liability Company Act permits WCA Shiloh, as a Delaware limited liability company, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as are set forth in WCA Shiloh's limited liability company agreement.

     WCA Shiloh's Limited Liability Agreement provides that members and officers of WCA Shiloh shall not have any liability for the obligations or liabilities of WCA Shiloh, except to the extent provided in the Delaware Limited Liability Company Act. Further, the members and officers shall not be personally liable to WCA Shiloh or the members for monetary damages for breach of fiduciary duty as a member or officer, except to the extent provided by applicable law (1) for any breach of the member's or the officer's duty of loyalty to WCA Shiloh or its members, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (3) for any transaction from which the member or officer derived an improper personal benefit. WCA Shiloh's Limited Liability Agreement provides that former and current members and officers of WCA Shiloh, and each person who serves or served at the request of WCA Shiloh as member, director or officer (or equivalent) of another enterprise, shall be indemnified by WCA Shiloh to the fullest extent permitted under the Delaware Limited Liability Company Act as it may be in effect from time to time, except as to any action, suit or proceeding brought by or on behalf of such member or officer of WCA Shiloh without prior approval of the members.

     In addition, the bond purchase agreement between WCA Shiloh and Blount Parrish regarding the sale of the bonds provides for WCA Shiloh to indemnify Blount Parrish for certain costs and liabilities it may incur if it is sued in connection with this offering.

     ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. WCA Shiloh estimates that legal expenses will approximate $100,000, accounting fees will approximate $20,000, printing expenses will approximate $10,000, and trustees fees will approximate $5,000. Registration fees should be about $5,000.

     ITEM 3. UNDERTAKINGS. Except as set forth herein, none of the undertakings under Item 512 of Regulation S-B apply to this registration.

     (a) For determining liability under the Securities Act of 1933, WCA Shiloh hereby undertakes to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in the form of prospectus filed by WCA Shiloh under Rule 424(b)(1) or
(4) or 497(h) under the Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

     (b) For determining liability under the Act, WCA Shiloh hereby undertakes to treat each post-effective amendment that contains a new prospectus as a new registration statement for the securities offered, and the offering of the securities at that time to be the initial bona fide offering of those securities.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of WCA Shiloh pursuant to the foregoing provisions, or otherwise, WCA Shiloh has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by WCA of expenses incurred or paid by a director, officer or controlling person of WCA Shiloh in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, WCA Shiloh will, unless in the opinion of its counsel the matter has been finally determined by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR. The only securities issued by WCA Shiloh in the previous year without registration under the Securities Act of 1933, as amended, were the membership interests issued by it to its parent company, WCA, upon formation of WCA Shiloh.

     ITEMS 5 AND 6. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

        EXHIBIT NUMBER                                 DESCRIPTION                            EDGAR EXHIBIT NUMBER
              1                 Bond Purchase Contract                                             EX-1
              2(a)              Articles of Organization, including Amendment                      EX-2.(i)
              2(b)              Limited Liability Agreement                                        EX-2.(ii)
              3                 Trust Indenture                                                    EX-3
              8                 Purchase and Sale Agreement                                        EX-8
              10(a)             Consent of independent accountants                                 EX-10.a
              10(b)             Consent of legal  counsel  (included in the opinion filed
                                as Exhibit 11)
              11                Opinion re legality                                                EX-11

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston and State of Texas on March 17, 2000.

                                       Registrant:  WCA Shiloh Landfill, L.L.C.

                                       By:  /s/ Jerome M. Kruszka
                                            -----------------------------------
                                            Jerome M. Kruszka
                                       Title: President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                 By:  /s/ Charles A. Casalinova
                                     -----------------------------------
                                     Charles A. Casalinova
                                 Title:  Chief Financial Officer and
                                         Principal Accounting
                                         Officer
                                 Date:   March 17, 2000



                                 Waste Corporation of America, Inc., sole member of WCA Shiloh Landfill, L.L.C., a member-managed Delaware limited liability company

                                 By:  /s/ Tom J. Fatjo, Jr.
                                     -----------------------------------
                                     Tom J. Fatjo, Jr.
                                 Title:  Chairman and Chief Executive
                                         Officer
                                 Date:   March 17, 2000

                                 EXHIBIT INDEX


        EXHIBIT NUMBER                                 DESCRIPTION                            EDGAR EXHIBIT NUMBER
              1                 Bond Purchase Contract                                             EX-1
              2(a)              Articles of Organization, including Amendment                      EX-2.(i)
              2(b)              Limited Liability Agreement                                        EX-2.(ii)
              3                 Trust Indenture                                                    EX-3
              8                 Purchase and Sale Agreement                                        EX-8
              10(a)             Consent of independent accountants                                 EX-10.a
              10(b)             Consent of legal  counsel  (included in the opinion filed         _
                                as Exhibit 11)
              11                Opinion re legality                                                EX-11